FOR IMMEDIATE RELEASE

Wednesday, September 12, 2007

(2007-09 #24)

CARMANAH SUPPLIES LED ILLUMINATED STREET NAME SIGNS

IN NEW YORK CITY

Victoria, British Columbia, Canada – Wednesday, September 12, 2007 - Carmanah Technologies Corporation (TSX: CMH) is pleased to announce the Company has received an initial $285,000 order for LED internally illuminated street name signs for a high profile sign replacement project in midtown Manhattan, New York.

Carmanah’s LED sign technology is being deployed at intersections in two of the largest business improvement districts in New York City. The signs will be installed around famous Midtown Manhattan landmarks, including the Empire State Building, Grand Central Station, the Chrysler Building and Madison Square Gardens.

Carmanah’s LED sign technology was chosen after years of research and extensive field-testing of several options for illuminated street name signs. Sign functionality and performance, as well as Carmanah’s reputation for high quality and excellent customer service were key factors in the selection process. Carmanah worked closely with the business improvement districts to develop a customized sign solution that met perfomance specifications and also fit within the design scheme for New York’s street name signage.

Carmanah’s internally illuminated street name signs offer an ultra slim profile, extreme durability with high wind load ratings, and a variety of mounting options.

“While Carmanah street name signs are normally supplied to cities, counties and DOTs, business improvement districts across North America are now looking to this technology to improve district streetscapes while enhancing driver and pedestrian safety,” said Carmanah CEO, Art Aylesworth. “We are very pleased to be selected as the supplier for New York’s sign enhancement project; it’s an ideal showcase for our sign technology.”

Carmanah will exhibit at the International Downtown Association IDA tradeshow in New York City on Sept 14-18, 2007, where the Company will have its LED street name signs on display.

About Carmanah Technologies Corporation

With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of renewable and energy-efficient technologies, including LED illuminated signage, solar-powered LED lighting and solar power systems & equipment.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom. The Company is publicly traded with common shares listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski Manager of Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Public Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com